Exhibit 99.1

Bright Scholar Announces Entry into Agreement to Acquire Equity Interests in Yinzhe

FOSHAN, September 21, 2018 (PR Newswire)—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), the largest operator of international and bilingual K-12 schools in China*, today announced that it entered into an agreement to acquire 75% equity interests in Chengdu Yinzhe Education and Technology Co., Ltd.(“Yinzhe”) for a total consideration of RMB202.5 million which will be paid in four installments subject to the satisfaction of various closing condition and earn-out arrangements. Subject to the future financial performance of Yinzhe and other conditions under the acquisition agreement, the Company may acquire up to an additional 15% equity interests in Yinzhe from year 2021 to 2023.

Established in 2015, Yinzhe primarily engages in online career and education mentoring services to overseas Chinese students under brand “DreambigCareer”. During the past four years, Yinzhe had successfully helped overseas Chinese students obtain over 4,000 offers, including interview, internship and full-time job offering in many countries and regions, including the United States, Canada, the United Kingdom, Australia, Europe, Mainland China and Hong Kong till the end of May 2018. In 2017, Yinzhe’s total revenue and net profit was RMB54.1 million and RMB12.0 million, respectively; in the first half of 2018, Yinzhe’s total revenue and net profit was RMB30.0 million and RMB6.8 million, respectively.

Jerry He, CEO of Bright Scholar comments, “Since 2015, Yinzhe has developed an excellent reputation for its success in placing Chinese graduates from overseas into career-boosting internships and entry-level positions with the world’s leading companies. With the acquisition of Foundation, Can-Achieve and now Yinzhe, Bright Scholar provides a comprehensive range of services covering K-12 education as well as consulting services for application to overseas institutions and now education mentoring services for career placements.”

*	In terms of student enrollment as of September 1, 2017, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

About Bright Scholar Education Holdings Limited

Bright Scholar is the largest operator of international and bilingual K-12 schools in China*. The Company is dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. It also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of May 31, 2018, Bright Scholar operated 67 schools covering the breadth of K-12 academic needs of its students across eight provinces in China. In the first six months of the 2018 school year ended May 31, 2018, Bright Scholar had an average of 35,275 students enrolled at its schools.

*	In terms of student enrollment as of September 1, 2017, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, the consummation of the Company’s investment, and can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations of the consummation of the Company’s investment and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

FleishmanHillard

Email: BrightScholar.ir@fleishman.com